Mail Stop 4561

February 24, 2009

Mr. David W. Leedom
Chief Financial Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588

> **RE:** **Meta Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 0-22140**

Dear Mr. Leedom:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Operating Results for the Years Ended September 30, 2008 and September 30, 2007

Non-interest Expense, page 67

1. Tell us, and revise future filings, to disclose all significant components of non-interest expenses, specifically other expenses, during the periods presented in order to provide the best understanding of your results of operations in accordance with Item 303(3)(i) of Regulation S-K. We note that other non-interest expenses were $8.0 million in 2008 and we did not note any discussion in your results of operations related to these specific expenses.

Critical Accounting Policies, page 71

2. In future filings, revise your disclosures to present a more robust discussion as to why these are critical accounting policies. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Discuss the following: (1) Discuss why management believes the accounting policy is critical; (2) Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; (3) Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company; (4) Refer to Item V of Release Nos. 33-8350/34-48960.

Item 8. Consolidated Financial Statements and Supplementary Data

Independent Registered Public Accounting Firm's Report on the Financial Statements, page 80

3. The report of KPMG LLP refers to the report of another auditor for the 2007 financial statements. Please revise to provide the report of the other auditors for the 2007 financial statements as required by Rule 2-05 of Regulation S-X.

Consolidated Statements of Cash Flows, pages 85 & 86

4. We note from your disclosure on page 5 that fixed rate residential mortgage loans are generally sold in the secondary market. Tell us the specific line item(s) where originations and sales of these loans are recorded on your Statements of Cash Flows. Refer to paragraph 9 of SFAS 102.

Notes to Consolidated Financial Statements

Note 4. Securities, page 96

5. We note you sold investment securities in the amount of $17.0m for the year ended September 30, 2008. Please tell us the following concerning these sales:

- the class of investment securities the sales related to (Trust preferred and corporate securities or mortgage-backed securities); and
- gross gains and losses on sales.

Note 1. Summary of Significant Accounting Policies

Goodwill, page 90

6. Tell us, and revise future filings, to disclose goodwill on a segment basis in accordance with paragraph 45 of SFAS 142.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3321 if you have questions.

Sincerely,

David Irving
Reviewing Accountant